   As filed with the Securities and Exchange Commission on December 26, 2000
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               ________________
                                  SCHEDULE TO
                                (Rule 14d-100)
     TENDER OFFER STATEMENT UNDER SECTION 14 (d) (1) OR SECTION 13 (e) (1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               _________________
                            TELOCITY DELAWARE, INC.
                      (Name Of Subject Company (Issuer))

                            DIRECTV BROADBAND, INC.
                         a wholly owned subsidiary of
                        HUGHES ELECTRONICS CORPORATION
                     (Names Of Filing Persons (Offerors))
                               _________________
                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title Of Class Of Securities)
                            ______________________
                     (Cusip Number Of Class Of Securities)
                               _________________
                                LARRY D. HUNTER
                                VICE PRESIDENT
                        HUGHES ELECTRONICS CORPORATION
                          200 N. SEPULVEDA BOULEVARD
                         EL SEGUNDO, CALIFORNIA  90245
                                (310) 662-9688

          (Name, Address And Telephone Number Of Person Authorized To
        Receive Notice And Communications On Behalf Of Filing Persons)
                               _________________
                                  COPIES TO:
                               GARY OLSON, ESQ.
                               LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                        LOS ANGELES, CALIFORNIA  90071
                                (213) 485-1234

                           CALCULATION OF FILING FEE

-------------------------------------------------------   ---------------------------------------------------------
                 Transaction Valuation                                      Amount of Filing Fee
                 ---------------------                                      --------------------
                    Not Applicable                                             Not Applicable

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Amount Previously Paid:                                   Filing Party:
                       --------------------------                      ---------------------------
Form or Registration No.:                                 Date Filed:
                         ------------------------                    -----------------------------
-------------------------------------------------------------------------------------------------------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction to Rule 13a-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

================================================================================

                        HUGHES ELECTRONICS CORPORATION

Telocity stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition referenced in the following transcript, which will be filed with the Securities and Exchange Commission upon the commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. Telocity stockholders may obtain a free copy of the tender offer statement and the solicitation/ recommendation statement when it is available and other documents filed by HUGHES and Telocity with the SEC at the SEC's Web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by Telocity stockholders without cost to them from HUGHES and Telocity.

                             Moderator: John Rubin
                               December 21, 2000
                                 10:00 a.m. CT



Operator: Good day, everyone, and welcome to today's Hughes Analyst conference call on the Telocity acquisition. Today's conference is being recorded. At this time, for opening remarks and introductions, I would like to turn the conference over to the Director of Investor Relations, Mr. John Rubin. Please go ahead, sir.

John Rubin: Thank you, operator, and thank you everyone for joining us to discuss the Hughes acquisition of Telocity. On the call to answer your questions are Mike Smith, Hughes Chairman and CEO; Eddie Hartenstein, Corporate Senior Executive VP of Hughes Consumer Sector; Larry Chapman, President of DIRECTV Global Digital Media; and Bob Meyers, CFO of DIRECTV.

     In a moment, I'll hand the call over to Mike Smith, who will touch on some of the strategic highlights of this deal. Eddie Hartenstein will then provide greater insight into the business implications and financial details. We'll follow that up with Q&A.

     Before we proceed, let me remind you that our use of the words expect, anticipate, project and similar expressions are intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold and we believe that they are reasonable, actual results may differ materially due to important factors, including those described in our FCC filings and General Motors FCC filings.

     With that, I'm pleased to introduce Mike Smith.  Mike.

Mike Smith: Thank you, John. Good morning, everybody, and thank you for joining us on such short notice. As you've probably already seen in the press release, Hughes is acquiring Telocity, one of the industries leading providers of digital subscriber lines, or DSL services for about $179 million in cash.

     With this agreement, Hughes is one step closer to achieving our vision of being the world's leading provider of integrated information in entertainment services, a vision you will note that has intentionally never included the word "satellite." Telocity is a powerful addition to the Hughes family as it offers consumers a neat, one-stop, plug in place solution for high speed Internet connectivity. Furthermore, Telocity is the only DSL provider to offer a totally integrated and scaleable solution.

     As you know, the broadband services market is growing rapidly. In fact, most analysts expect it to reach 50 to 60 million subscribers within five years. As we have shared with you before, we have always believed that in order to meet this demand it was necessary to have a terrestrial platform to complement DirecPC, our satellite based national-wide Internet service, which, by the way, today is announcing separately the addition of their two-way DirecPC service, and that will come out later today.

     The Telocity nation-wide broadband platform does this quite nicely in terms of offering nation-wide Internet service. It allows us to add significant capacity on a national basis and to expand our growth opportunities. As a result of this acquisition, we have a terrestrial capability in areas where DSL is available, and we'll have DirecPC in areas where it isn't. Bear in mind that by most analyst's estimates, approximately 30 percent of the nation's households will never have a terrestrial option for high speed Internet connectivity.

     I'm happy to report that with today's announcement of the launch to buy new DirecPC two-way satellite product, we will be in a much stronger position to capture a significant portion of that otherwise unserved market. The additional Telocity interactive capability is also moving DIRECTV that much closer to being a true gateway into the home. A full host services provider of both entertainment and information services.

     We will also attract stickier subscribers, those who are more likely to stay with a service for a longer period of time. Most importantly, however, this new DSL capability makes DIRECTV an even more competitive -- even more competitive with digital cable and bolsters our competencies in financial returns in the broadband subscriber marketplace.

     Now, I'll ask Eddie to provide you a little more color on the transaction and its impact on our business. Eddie.

Eddie Hartenstein: Thanks, Mike, and thank all of you for joining us, as Mike said, on such short notice. I'd like to expand a little bit on Telocity and why we think this is such an important strategic transaction for us. Telocity operates a national broadband network. Similar to DIRECTV, Telocity has a culture that emphasizes customer service. In fact, Telocity controls the entire customer relationship, which is unique in the broadband industry. Telocity's core assets are its people. Patti Hart, the CEO and President is a visionary and a manager with a proven track record of building scaled, subscriber-based businesses. I'm thrilled that Patti is going to be working with us and leading this effort.

     Through the vigilance of Patti and her team, Telocity has created a really unique technological advantage -- the home gateway product. This home gateway is the proprietary piece of hardware that attaches to the home computer and includes a high-speed modem, and it configures itself without a network interface card or an in-home service call. In other words, you don't need to roll a truck to your house, you can install it yourself just as easily as plugging in a printer.

     The gateway also allows customers to purchase additional service, such as data security, automatic backup, home networking and virtual private networks. These value-added services can provide incremental revenue with limited incremental cost, because the ability is already built into the customer's equipment through the home gateway.

     The use of the home gateway equipment is free to customers who subscribe to Telocity's broadband service. The Telocity network supports the delivery of two-way broadband services, the typical speeds of 500 to 750 kilobits and as high as 1.5 megabits downstream and in the 256 kilobit range per second upstream, all for about $50 a month.

     As Mike said, the most important aspect of this transaction is that it makes DIRECTV even more competitive with cable, and we can jump start our broadband business by marketing to our install base of over nine million customers that exist today at DIRECTV.

     We also believe that this transaction improves our overall broadband economics. We expect to get more subscribers, faster and less expensively -- more cheaply to us -- for both our interactive broadband services and our core DIRECTV television service. As a result, we expect to obtain somewhere between three to four million DSL broadband subscribers within the next five years.

     Our return on investment for these subscribers will be very similar to that which we're seeing today for our DIRECTV subs. The average monthly revenue, or RPU, for broadband customers today through DSL and Telocity is around $45 to $50 per month. And we see that staying fairly constant over the next few years. We believe that the basic subscription fees will decline over time. However, we think this decline will be more than offset by revenues from new value added services, as I mentioned before, particularly as we leverage the capabilities which flow from having two broadband pipes into the home.

     Subscriber acquisition cost, or SAC, is lower than DIRECTV's. With the acquisition, we expect Telocity's SAC to be about $400 today, half of which relates to the cost of the gateway. As we've gained more subscribers and achieved scale benefits, we expect the cost of the gateway to decline.

     Telocity's churn today is currently well below that of DIRECTV's and, over time, we would expect that churn get closer to, perhaps, where DIRECTV's is. Telocity today is around one percent a month churn.

     Telocity's gross margin is slightly negative due to the very small subscriber base. They're going to end the year around 40,000 DSL customers, and we're targeting a gross margin of over 40 percent just within the next three years, reflecting the benefits achieved as we ramp up the subscriber base, particularly due to line-sharing and volume equipment cost reductions.

     It's important to note that we're expecting to achieve significant operating benefits and synergies by leveraging DIRECTV's key assets with Telocity's. For example, we'll attain significant savings by combining our sale and marketing efforts, our back office functions and our R&D efforts. We also believe that DIRECTV's demographically attractive subscriber base will be a great target market for this service.

     Adding up these synergies results in at least $2 to $3 billion in value, as we conservatively look at it.

     Finally, we expect to reach EBITDA break even on this business, on an incremental basis, in about three years. In 2001, we expect to attain about 150,000 to 200,000 additional broadband subscribers, while incurring an EBITDA loss in the range of $100 to $125 million. So, you can see that the Telocity acquisition is a key strategic move, with a promise for significant returns. It makes DIRECTV an even more formidable competitor where we are gaining most of our net new subscribers, and that is in the cable territory, and it infuses our company with an even higher level of service expertise and technical innovation. And all of that adds up to more subscribers, faster, at a lower cost.

     With that, I'd like to turn the call back over to John.

John Rubin: Thank you, Eddie. Keep in mind that we may have members of the media on this call in a listen-only mode. I'd like to remind the media that they are not authorized to quote any participants on this call either directly or in substance, other than the representatives of Hughes. In addition, we are web-casting this call, and an archived copy will be kept on our site.

     I would also like to remind everyone that consistent with our new procedures to comply with regulation FD, we are currently in a (black-out) period. We enter into this quiet period at the end of each quarter. As such, we will not be providing any guidance for 2000 or 2001, other than the guidance given on this call for the Telocity acquisition.

     Operator, we're ready for the first question.

Operator: Thank you. Today's question-and-answer session will be conducted electronically. If you would like to ask a question today, please press the star or asterisk key, followed by the digit one on your touch-tone telephone. We will proceed in the order that you signal us and take as many questions as time permits.

     And, once again, to ask a question today, please press star one. We'll pause for a moment to assemble the roster.

     Our first question comes from Brad Wilson with Lehman Brothers.

Brad Wilson: Yeah. Real quickly, guys. When DIRECTV and the satellite link and DSL are both available for a -- for a singular subscriber, how are you making that choice? How are you deciding from an economic standpoint?

Mike Smith: It's a choice that the subscriber himself will make. There's pluses and there's minuses to each system. They'll have to balance that out themselves, but, as I said earlier that our satellite service does have a capacity limitation on it, so, in theory, we'll be making this less available in the high population areas and DirecPC will stay primarily in the rural areas.

Brad Wilson:  What's the RPU on your DirecPC product?

Eddie Hartenstein:  The R -- the RPU on DirecPC is on the order of $40 a month.

Brad Wilson: OK. So, this is probably going to be a lower end, less urban solution and you're going to use DSL in the urban market for maybe higher throughput.

Eddie Hartenstein: I think we're -- again, the throughput levels -- the data rate levels are, as with any DSL provider, dependent on distance from the central office. The RPU number we gave you for DirecPC is for the one-way DirecPC product. As Mike indicated, we are announcing today the launch of the DirecPC two-way product and we expect the RPU to be incrementally higher for that. Pricing will be something that as we roll out we make more complete, as will the bundle offerings that we can afford for broadband plus DIRECTV, be it satellite based DirecPC or DSL based through the Telocity service.

Brad Wilson: OK. I mean, it just seems a little -- you're going to have two boxes at the customer site -- one for DSL, one for DIRECTV and doing the Internet over the -- over the DSL box seems, you know, not very leveraged.

Eddie Hartenstein: Ultimately, the technology for whichever it is, the DSL function or DirecPC, gets integrated into a single box. You -- you're right -- today Telocity and DirecPC have separate stand-alone boxes, which, in general you put in near proximity to your PC.

Brad Wilson:  OK.  Thank you.

Operator:  Our next question comes from Armond Musey, with Bank of America.

Armond Musey: Good morning, guys, and congratulations on a really, you know, -- very interesting transaction. Could you talk a little bit about, you know, potential price bundling. You talked about $50 for the -- for the Telocity DSL product and, I think, now your RPU is about $58 for Direct -- DIRECTV. Do you see any -- any, sort of, any discounts there? Do you see selling Telocity alone, without DIRECTV, going forward as you're doing now?

Mike Smith:  Yeah.  Sure.

Armond Musey: And, finally, do you see any potential synergies in terms of maybe using Telocity installers and sales force, things like that?

Mike Smith: Three part question. We, absolutely, would sell DSL on a stand-alone basis as Telocity has been doing. As to how we will exactly price it on a bundled basis, you know, we'll be competitive with cable. This is absolutely the same way that cable would sell it and, from a marketing and sales end, you're right, we're going to be integrating that. We will integrate the customer service function as our businesses, respectively, grow.

     From the installation perspective, remember it's the -- it's the local carriers that are doing the provisioning and the beauty of the Telocity technology is that it really doesn't require an installation. This is about as hard as loading a CD and, as we said before, hooking up a printer to your USV port with this Telocity gateway product.

Armond Musey: Do you see -- do you see this impacting any of your relationships with any of the RBOC's at all?

Male:  No, we think it compliments.

Male:  It should enhance it.

Male:  Absolutely.

Armond Musey:  OK.  Thank you very much and, again, congratulations.

Male:  Thanks, Armond.

Operator:  We'll move on now to Hugh Scott with McDougall Mactier.

Hugh Scott:  Yes.  Hi.  Actually, my question has been answered.  Thank you.

Operator: And, once again, to ask a question, please press star one. If you find that your question has been answered, you may remove yourself from the queue by pressing the pound key.

     Our next question comes from Bill Pitkin with Merrill Lynch.

Bill Pitkin: Yes. Hi, guys. Sounds like a great deal. We think it's clearly a positive for you guys to have this as another option. I just wanted to understand, I -- it's -- I hear you that you're not going to give any guidance for other than what you just talked about, but can you at least say how Telocity will be handled within the Hughes family? Will it be -- I assume it's just going to be consolidated -- will it be considered a, you know, a separate entity like Hughes Network Systems and DIRECTV and reported on that basis?

Male: Well, yes, it will be a separate entity, but keep in mind that the interface with the customer is going to be a single point of contact, so we'd have a seamless interface where it regards either installation, maintenance or service, and that's really where a lot of the synergies come from is that what we will be able to handle anybody's activities whether it be broadband, Internet or multi-channel television in a seamless fashion.

Male: Bill, we began this kind of integration over a year ago with the -- you know, first the USSV transaction and then PrimeStar. We today have a home service network that can provide installation capabilities nation-wide, and we absolutely expect to provide level one customer service through single call centers where both television and the broadband product, be it DirecPC or DSL based.

       So, there -- that's where a huge number of the synergies come in and, frankly, that's where we'll be able to, by cutting and combining those underlying costs, be able to do some very attractive bundling as well.

Male: I just want to add -- Bill, I don't think we know exactly from a segment reporting standpoint how we'll be displaying the information, but I can assure you at leas in the near term that we'll be providing you with the financial information you're looking for related to Telocity. We're still working on how it will be reported from a segment standpoint.

Bill Pitkin: OK. Great. I think, you know, part of what I'm getting at is, you know, you had mentioned -- just, I guess, actually verify for me you said you expect an EBITDA loss of about $100 t $125 million, and I'm assuming that's for 2001. Is that correct?

Male:  Yes.

Male:  Yes.

Bill Pitkin: And that you expect to be about EBITDA break even at some point in 2003. Is that correct?

Male:  Yes.

Bill Pitkin: OK. We understand that it's possible that it may be as much as -- require as much as $1 billion for this company to be EBITDA break even. I mean, I just -- I guess, I just want to understand your calculations of the ROI, you know, I just want to understand how you view, you know, the potential cost to make this entity break even versus the, you know, the incremental RPU that you're going to see here.

       I mean, obviously, one of the benefits of acquiring the company outright is that you retain all of the economics, you don't have to deal with revenue sharing agreements, et cetera, but there's also, you know, what we think may be a significant cost to bring it to be break even.

Mike Smith:  Yeah.  Bill, let me answer the question this way, and then I'll ask
     Bob Meyers to jump in. The range there is clearly dependent on -- in '01 and every other year -- as to how many new incremental subscribers you get, given the ((inaudible)) cost. What we like about this so much is that it fits the model that we have so very well. If you have very low churn, and we're going to take some lessons here from Telocity, given their lower churn than we have, an RPU and a margin of very similar proportions, it looks very much on an incremental ROI basis like we -- like we have.

       We're looking at, you know, one percent to one and a half percent churn on incremental RPU of $40 to $50 getting to a margin -- a gross margin in the 40 to 50 percent range with a ((inaudible)) cost, actually, quite a bit less and going down more rapidly with line sharing and hardware volume reductions coming, you get an incremental rate of return that is in the same ballpark that we have in the core DIRECTV business.

Bob Meyers: I guess the obvious corollary, too, is that, you know, having this as an option should, perhaps have a side benefit of producing churn, you know, make ((inaudible)) your customer on the video side.

Mike Smith: Yeah. Absolutely. As we are going to, you know, more appliances in the home and delivering the kind of quality customer service that our folks are used to, this makes it, we feel, just an overall stick to your stuff.

Bill Pitkin: Just one final question, you know, EchoStar just announced a deal on Monday with Bell South, and Bell South is scrapping their satellite TV business, and we think it's entirely likely that they may be discussing in and doing a bundling offering on DSL with Bell South, although, obviously, it would -- if that were to happen would only be in the Southeastern territory, not on a national basis like this could be.

       Do -- you had answered the question before about does this impact, you know, your relationship with RBOC's. You're response was, "No, absolutely not, it enhances it." I guess I don't really understand that. The deal that we understood you had with SPC was very much a bundled offering with telephony, with DSL -- I mean, do you just not sell in SPC's territory through Telocity?

Larry Chapman: Hi, this is Larry Chapman. No, we view it a complimentary in the sense that -- a couple of levels. First of all the -- Telocity is one of the largest DSL wholesale customers to the RBOC's. They buy a lot of surface, and that's a good business for the RBOC's. On a basic wholesale business, this is a plus as we grow that business beyond even (our) projections.

     On the other side, there are opportunities for us to work with the RBOC's to create specialized offerings using some of the Telocity infrastructure in that. So, in cases where RBOC's wants to have a more bundled offering enhancing the DIRECTV, and there are indications that some of them wanted to get more into the ISP position in the he home. We can work with them and to find the right balance between offering our service and their suite of services. So, we look at this as basically an infrastructure that has a lot of opportunities to exploit, and we think it can only benefit our already existing partnerships with the RBOC's.

Bill Pitkin:  OK.  Great.  Thanks very much.

Operator:  Our next question today comes from John Paulson with Paulson
     Partners.

(Nick Lipachek): Yeah. Hi. This is (Nick Lipachek) for John Paulson. (Can I ask you) -- I, actually, have a more technical question. Are there any business conditions to the merger agreement?

Male:  Could you expand on that a little bit?

(Nick Lipachek): Is the -- is the completion of the transaction subject to any business tests in Telocity's performance?

Male: As Patti Hart mentioned in her call, there are some standard material adverse change provisions in this. We were consciously white in the area of things like performance obligations, in light of what the market is doing right now. So to answer your question, there's some very standard material adverse change language, nothing that we feel in any way has a potential impact on the deal.

(Nick Lipachek): Let me make sure I understand you clearly, but you said you were consciously white in the definition of this material adverse changes?

Male:  As Patti said, we were sensitive to what the market is doing right now.
     So, there are -- in some cases, you have material adverse change provisions that look at the overall financial message associated with the business between signing and closing. We did not focus on those, given the volatility in the market.

Male: There's a bit of consolidation going on with some other DSL providers, and there's some opportunities there, and we want to stay flexible and take advantage -- let Patti and her team take advantage of that consolidation in terms of quickly, you know, perhaps, taking over some existing subs from other carriers.

(Nick Lipachek):  I see.  Well, really, I'll tell you why I'm asking my question
     -- in terms of the time frame of the closing of the deal -- why are you launching the ((inaudible)) February the first, which is a week after Telocity's announcement of their fourth quarter? Is there any relation here?

Male:  Well, we -- the -- we always let the business sort of drive the ...

Male: There's no -- there's no relationship at all. I think the February 1st date is a factor of a lot of things -- one, right now, we're in the middle of a holiday period. We don't know how long it will take to -- (although) we don't expect a big delay there. I think it's just a conservative date. But, there was no intention to put it off beyond any announcement period.

Male: Yeah. The company integration timetable with the infrastructure systems we'd (bought) to go -- we work backwards from where we can get it all integrated, which is the April 1st time frame, and that's where we came out -- February 1st. There's no magic there.

(Nick Lipachek): OK. Just, finally, it has -- it has to be something concrete with the company, which is different from the general market for it to be a material adverse change. Is this correct?

Male: That -- we're not going to go into the specific details. We try to give you a flavor that we have some very standard ((inaudible)) language we -- neither of the parties expected to be operative between signing and closing.

(Nick Lipachek):  OK.  Thank you.  Thanks a lot.

Operator:  Michael French with ING Barings has our next question.

Michael French: Good morning, gentlemen. I just had a couple of quick questions about the gateway box itself. This device, as you explain it, does not require the installer to open up the PC and that, obviously, is an advantage, because you don't have to roll the truck. But, I'm just wondering if there are any tradeoffs. Does it cost you in terms of performance, or is it just a larger unit that is going to be outside the PC itself?

Male: No. Contrary to any negative impact or performance, we think it's of mass performance. For instance, Telocity right now is often a value-added package in which you can use this Gateway computer to very seamlessly network multiple computers within the home.

       As you pointed out, the big advantage is that it doesn't require any opening up of the computer. And in fact, it performed lots of functions, especially from (exciting) value-added ones that will be implemented in the future, given the tenant of the computer. This is very important to DIRECTV as we look at becoming a media manager. Gateway (is the hump) (as) the idea that we can consolidate the technology into Gateway into our current (set) top technology and have devices which operate independently above the television and the PC that can process and manage media throughout the home.

Michael French: How long will it take to actually integrate the Gateway box with the DIRECTV box? And what will that processing entail? Will that require, you know, substantial spending on your part to get the technology to the point that it works together?

Male: No, we don't see any significant spending necessary to do that. As far as the timeline, we're just now exploring exactly what we can do. I should point out that right now, on a pure technical basis, the Gateway products in our set are against set-tops do have the capability of communicating to each other via a USB port.

       So, even prior to the actual physical integration of the technology, we'll be looking at ways in which we can support the Gateway technology to feed content and allow two-way access from our advance (set-tops) via the USB connection.

Operator:  And we'll move on now to Tom Galvin with Fortsmann-Leff.

Tom Galvin: Yes, hi. A couple of questions, if I could. Firstly, the assets that Telocity had, do you have a lot of co-locations? Or are you just reselling? That's the first question. The second one, how does cap ex look over the next couple of years? And then I have a couple more. I'll come back on.

Male: All right. On cap ex ((inaudible)) about $40 to $50 million. A lot of that is due to the Gateway, the box itself that goes to each customer. Then there is some money on infrastructure support, such as customer service and billing systems and some other network infrastructure.

Eddie Hartenstein: Tom, this is Eddie. Can you explain what you mean by co-locations?

Tom Galvin: Well, you know, do you -- does the company have a lot of, you know, physical plants out there? Were they owned ((inaudible)) that are co-located at an RBOC's headquarters? So there is, you know, physical assets here. Or are they just, you know, renting and reselling lines from the RBOC's themselves on a wholesale basis? You know, is that national footprint, does it come along with hard tangible assets? Or is it just a sales force to, you know, kind of sell the service?

Male: Well, a couple of answers. Telocity has taking approach, which we think is the right one, in which they are reliant on other providers for the actual business called DSL conductivity both ILECs and DLECs. So, from a cap ex standpoint, it's the ((inaudible)) and the RBOC's of the world is taking ((inaudible)), and what Telocity does is ((inaudible)) of that.

       Telocity does have a number of network operation centers, which allow for distributed processes -- distributed processing distribution hub there content. I am trying to remember. I think it's about a dozen now that they have. Those areas are not contained servers, and other distribution equipment to allow for, you know, the rapid dissemination of (broadband).

Tom Galvin: Got you. OK. And then, two last questions or so. Just for clarification, the three million DLS subscribers for three to five years was that was mentioned earlier in the call. Is that three to five million with the direct PC, or will you be trying to sell the product on just a broadband only, you know, type of an offer?

Male: That three to four DSL subscribers within five years, and we think that's additive to the direct PC subscriber forecast in the one to 1.5 million range in three years. We don't see it cannibalizing at all. As Mike pointed out earlier, this is really from an overall Hughes perspective, but a broadband everywhere solution, wherever you are. And we will, you know, we will steer the customers to the most cost-effective solution for them depending on where they are located.

Tom Galvin: Got you. OK. And the -- do you have a roadmap in terms of taking their Gateway box and embedding it into yours? So you go from two boxes to one? Is there a, you know, a certain timing that you're expecting that to happen?

Male: We're in the beginning processes of establishing that time. I don't want to pretend that, you know, there would be integrations to the extent that we do not have a standalone Gateway product. We'll probably always have that. But the integration benefits in households that have both our video service and broadband service, we'll be exploring to rapidly introduce in the market.

Tom Galvin: OK. And then finally, for Mike and, perhaps, Eddie, this strategic investment. In your mind, does it enhance the appeal that the company may have to a potential acquirer?

Mike Smith: I'm going to stay away from the appeal to the acquirer, but it certainly enhances the value of the company. And I think Eddie, in his remarks, said that we probably are going create $2 to $3 billion worth of value here in a very short period of time. You can take what you want ((inaudible)) what that does to a potential acquirer. And what we simply are going to take away from that subject in terms of discussion for that.

Tom Galvin:  OK.  Fair enough.  Thanks very much.

Mike Smith:  Thanks, Tom.

Operator: Once again, if your question has been answered, you may remove yourself from the queue by pressing the pound key. And we'll move on now to Ty Carmichael with CS First Boston.

Ty Carmichael:  Good morning.  Just -- most of my questions have been answered.
     But to follow up on the whole integration issue, my understanding is that it would be a fairly easy development to integrate or develop a DIRECTV set top box for the DSL back channel. Not necessarily integrating the Telocity Gateway box with a DIRECTV box.

       And, you know, that would obviously allow you to offer somewhat more robust interactive television applications over the near term. And I'm curious as to whether or not you're thinking along those lines and have any plans to roll something out either next year or 2002.

Male: Yes. Hi. We certainly see the potential of that. And as I mentioned before, the actual physical conductivity here in the USB port is already there in our advanced set tops the (TBOW) units, the ultimate TV and (AOL
     TV) units.

       So, we'll be rapidly exploring how we can quickly create the appropriate software interfaces and applications to allow (set-tops) to have that IT two-way conductivity. The integration efforts are both driven by potential cost reductions and just simplicity from a household standpoint. But we'll be able to get in front of that quickly by just having a USB connection between the two devices.

Mike Smith:  Ty, this is Mike Smith.  Let me just add to it already.
     Integrating DSL with our set top boxes is something that we've had on the ((inaudible)) looked at over the last 18 months or so. So we know how to do it. I think that the question is and if we can all help to be cautious (with this), how does the market develop? From a technical point of view,
     we've looked at it.   It's a doable do.  It's not that expensive.  But as
     the market develops, we'll be able to go with where we see it going. So we're not going to say today exactly what that is going to be, but I think from -- as you asked your question, not only is it doable, but we've looked at doing it and have done it in the past.

Eddie Hartenstein: This is Eddie. The folks at Telocity have always looked at the addition of value added services in products -- in their product development department at, you know, looking at the model the way we look at it, how do you -- how do you increase (R2), add value added services for, you know, for high margin low additional costs expenses?

     And we like where they are going, these new suite of value-added services they have added are just the beginning. And if you (marry) that up with our product roadmap, I think you'll see a lot of exciting things happen here. We are certainly looking forward to it. And, as we anticipate what consumers are going to be wanting, we've now got the capacity to do it with the dual pronged approach between DirecPC and with Telocity.

Ty Carmichael: OK. And finally following on a question that I asked earlier on the Telocity conference call, NBC was prepared to be fully actively involved with Telocity as part of this acquisition. Do you anticipate working closely with NBC on a going forward basis? Or are they pretty much going to exit this part of the sale?

Male: That's kind of a complex area. There are certain parts of the relationship that we will see diminish over time. There are certain others, including advertising on NBC media properties, that will continue. We intend to work with NBC and specifically (NBCi) to explore what opportunities there may be in kind of this new DIRECTV Telocity bundle area.

     So this -- the door is wide open. We have a good relationship with NBC. We carry a lot of their video properties. And we'll be exploring exact, you know, what we can do together. It is clear that in terms of some of the (NBCi) content areas that one of the reasons we needed to see some modification of that area was to allow DIRECTV to exploit the, you know, the multi-digital contact point within the household by having an ability to control and present to the user interfaces and a consistent look and feel between television and the PC product.

Ty Carmichael: OK. And then two points of clarification. You talked about three to four million broadband tubs within five years. Is that Telocity only subscribers? Or does that include DirecPC as well?

Mike Smith:  No, that's Telocity DSL broadband.

Ty Carmichael:  OK.

Mike Smith: That's additive to DirecPC. And we expect a very high percentage of those to be, you know, DIRECTV customers, as well.

Ty Carmichael: And when you talk about EBITDA break even within a three-year period, I believe, does that assume that subscriber acquisition costs are expensed or capitalized?

Male:  Expenses.

Ty Carmichael:  Fully expensed?

Male: Well, they are part of the Gateway. So and the Gateway is capitalized over two years.

Male:  Three years.

Male:  Two years.  Sorry.

Ty Carmichael: Capitalized. OK. And then last, are there any plans to re-brand Telocity? Or is it you're going to as part of, you know, especially when you offer it as part of a DIRECTV bundle, would the ...

Male: We're exploring that. We haven't made a decision on that. But we've got a lot of options in that area, and we're going to take advantage of the brand awareness that we have.

Ty Carmichael:  OK.

Male:  We're coming to that point.

Ty Carmichael:  Thank you.  And congratulations on the transaction.

Male:  Thanks.

Male:  Thanks, Ty.

Operator:  Our next question comes from Marc Crossman with JP Morgan.

Marc Crossman: Thanks. I had a couple of quick questions for you. First one is just really quickly the implication for Spaceway, and is everything still progressing toward there as planned? And then the second, I guess the additional revenues you were talking about getting, I guess in this DSL market we've actually seen over the last year, or, say, 12 months pricing could come down by about 20 percent. Now, a lot of the -- a lot of the traditional DSL guys kind of brought their prices down, but it certainly to (their) level. You know, prices come down from like 49.99 to 39.99. So how are you going to be able to offset that with additional revenues? I mean, what are these revenues going to be?

Eddie Hartenstein: Marc, let me answer the Spaceway question. Spaceway continues to be on track. The late 2002 launch that ((inaudible)) service in the early part of 2003. We are very excited about Spaceway.

     This is -- Spaceway is a different kind of a system. Spaceway fully meshes conductivity. We think we can (see) a great set of offerings here between DSL, two-way DirecPC and Spaceway. Again, I remind you that Spaceway is primarily an enterprise system. We do believe that it's got -- because as we bring the cost of it down, we do have -- I believe it has a consumer application, particularly where you want to network between two locations or a couple of locations with connecting video.

     So, from that aspect, this is totally complimentary because in no way slows us down what we are doing with Spaceway. The other part ((inaudible)).

Male: Just in terms of DSL pricing and the downward pressure, we are certainly aware of that and have built in to (our) performance projections that DSL -
     - the secured broadband Internet access as part of DSL will go down in terms of price points over a period of time. And it will become more of a commodity.

     The one thing that, you know, one of the things that greatly appealed to us about Telocity was their more progressive perspective in looking at this beyond just simple (plug) and Internet access. And focused from the get go on creations of value-added services and the (enabling) technology to allow for those services.

     So, whereas we do project that the (R2) from basic DSL will diminish over time, we see an increase to value-added services that help make ((inaudible)) and in fact ((inaudible)) allow you to stay above water -- above the aggregate (archway) out of the home between value-added services and DSL content.

Marc Crossman:  But what would (the) value-added services ((inaudible))?

Male: Well, ((inaudible)), we're being a little cautious in - (and I say that) because there's some competitive issues that we want to be careful of right now in order to get these into the market without tipping our hand too much. But I can talk about a couple. Telocity itself just introduced a service called ((inaudible)). It sells for $10 a month. And it has a number of features, including a sophisticated firewall feature, virus protection. And what the key to that is that it's done prior to any data signals feeding into the computer and, in fact, can protect all the household computers because it is, in fact, a ((inaudible)) technology.

     I think that's just the beginning of what the Gateway products are capable of, and Telocity certainly has a lot on the drawing board and has we think a very sophisticated roadmap as to the introduction of these things over time.

     I think that the combination of the DIRECTV set of resources can greatly augment that, take it merely from a more computer centric set of value-added services to things that are in the media manager category. So, we can take a single set-top or devices feeding multiple points within the home, whether it's television, PC, Internet appliances and stuff. Along with that, we can (install) security applications, more sophisticated networking including wireless opportunities.

     So it is very clear in some sense, this Gateway is overbuilt for it's -- the simple use to create a DSL connection. But that is a conscious effort to build into it the ((inaudible)) support a lot of things independent of the computer.

Male:  When you marry it up with our demographic, what we've found in the basic
     DIRECTV service, I mean, look at the (arch) where we get for, if you will, value-added services that we haven't even begun tapping the potential on the event set-top boxes. But, just in terms of how we have been able to sell and up sell folks, just in linear video programming, again, that was because we, if you will, over-designed our basic, you know, DIRECTV set-top box. And that's exactly what we've done in Telocity, where you've got huge upside potential.

Marc Crossman:  I mean, do you guys take a look at any of the other asset based
     DSL providers, like (Kova), (Northpoint), you know, those guys?

Male: Yes, we did. We did a very exhaustive review of them. And we really came back with the strong feeling that Telocity is extremely unique. We -- if you went with one of those other entities, you still have to solve a lot of the issues associated with provision and ensure that consumer access point, the back-end processes, none of which the rapid base that DSL provided -- can provide.

     Telocity is very unique in both its consumer focus and its one-stop shop focus. And, from a DIRECTV perspective, that's exactly what we try to be in the video world. So it's a strong compliment, and it's -- I'll really say it narrows down to a list of one quite rapidly which we checked off what we needed in this area.

Eddie Hartenstein: And I can't help but overemphasize, again, Telocity's absolutely world class management team that's there in place. Patti Hart who, basically, built Sprint's long-distance business to a $10 billion company before joining Telocity. (Kevin Grundy), (Dave Finley), (Thomas Obenhuber), Ned Hayes, you know, previously CFO of Lucent, and I am probably forgetting some of the other names right here. But that was a clear differentiator for us, as well. As we've found doing acquisitions, if you don't have the right people there to do them, you're not going to realize the synergies, and you're not going to be able to realize the growth. There's a lot of forward thinking. And there's a lot of very bright capable senior management and middle management already in place who are really looking forward to help us grow for the future.

Marc Crossman: Two other just really quick questions. I am not familiar with the Telocity side of it. But how much ownership of the company is management going to retain after then?

     And then also, did you actually have discussions with the RBOC's, namely, Verizon and SPC, about this deal before doing that? And how it would, you know, how it was going to impact the relationship?

Eddie Hartenstein: The first question is that we are doing 100 percent acquisition of Telocity. The management team there will be (incentivized) the same way that the Hughes and DIRECTV management teams are (incentivized) and that through ...

Male:  Ownership in Hughes.

Eddie Hartenstein: ... ownership in Hughes. With respect to the other RBOC's that we have relationships with, as with our other partners, we talked to them about this late last night or early this morning. And the reaction we got is generally favorable.

Marc Crossman:  OK.  Great.  Thank you very much.

Operator:  We'll move on now to George Shapiro with Salomon Smith Barney.

George Shapiro: Yeah. Good morning. I had a couple of questions. You had mentioned you expect EBITDA loss to be 100 to 125 million this year in '01. What does it turn out to be in '00?

Eddie Hartenstein: George, we'd have to refer you back to Telocity. That's their business. We're not going to close this transaction until the end of the first quarter.

George Shapiro: OK. And, Eddie, you figured that you'd add 125,000 subscribers in '01. They have 40 currently. How many have they added so far in '00?

Eddie Hartenstein: All of their -- all of that is in '00. They started in the basically second quarter. And, George, we're looking to add 150,000 to 200,000 in '01.

Mike Smith: George, what they said in their call today is they have 23,000 year to date. They were expecting to get 40,000 to 41,000 at the end of the quarter.

Male:  Excuse me.  That's 23,000 through third quarter.

Eddie Hartenstein: Through third quarter and 40,0000 to 41,000 as of the end of the current quarter. That's what they said in their call -- the call this morning.

George Shapiro: OK. And so, what is it that gives you the ((inaudible)) that you can add that many more subscribers in '01, given that they've added even if you annualize it maybe six -- they'll add 60,000 this year. So you want to add 2.5 times what they added.

Eddie Hartenstein: George, it's pretty simple. We look at the daily add rate and the run rate that they're running right now here in the fourth quarter. And there is not a huge stretch at all. Bear in mind, as we started, you know, sort of mid-year in 1994 when we started -- you're a little slow out of the starting gate as you get your infrastructure up. But we're going to be -- there's a built in base, you know, to ((inaudible)) the market, which is the nine million plus existing customers that we've got, just for starters. And their current daily add rate is such that we think the 150,000 to 200,000 is an easily achievable number.

George Shapiro: OK. Eddie, if you look at their stock price has gone from it looks like 16 to two over the last nine months. So clearly, the market is seeing life differently than you're looking at it. So, what do you think the market is seeing as the big concerns? Because certainly if you're on the verge of acceleration, I don't think the stock would be as low as it is.

Eddie Hartenstein: I think it's, basically, the availability of capital in a subscriber growth business, George. We're in the, you know, we are in the continuing subscriber growth business. We understand that. This enhances our proposition. I think the market with its general lack of availability of capital, basically, you know, has put them to the position that they and others are in today. I think the synergies that we have, and I know that's an oft overused word, but I firmly believe it here in providing whole house entertainment and information solutions is what makes this a powerful story for us.

George Shapiro: OK, Eddie. And more generally, competitively you mentioned that they are one of the largest providers. Who are their major competitors? And what do they offer that others don't? Because I'm just not familiar with this whole market.

Eddie Hartenstein: The uniqueness of Telocity is they have exclusively focused on consumers and have focused on customer service. Not going after the enterprise businesses. And, again, with that focus on consumers, and marrying that up with DIRECTV is where we see the value creation that Mike mentioned is going to come from.

George Shapiro:  And so who were their major competitors?

Male: It depends on what level you look at the competition. At the pure retail level, I'd say Earthlink is a competitor. They're promoting a retail DSL service. It has some similarities to Telocity. But, as Eddie pointed out, the number of entities who have both a national focus and a consumer focus are essentially limited to one guy. That does the whole one-stop shopping.

     But what the other entities tend to do or have a series of in some ways complicated alliances between themselves, an ISP service, and then ultimate provider of the DSL connections, whether it's an ILEC or a DLEC. In Telocity's case, they take all of that confusion out of the picture. You can call one place. You can watch your order being processed with the Internet site and know where it stands in the queue at all times. So, it's those value-added services from just a consumer-provisioning standpoint that we can set them apart.

Eddie Hartenstein: Yeah. In their nationwide footprint, and we (said our) relationships matches up excellent with ours, George.

George Shapiro: OK. And Eddie, is it the -- with the expectation that they're going to add, like, I guess, 17,000 or 18,000 subscribers in the fourth quarter, it's got the same kind of seasonality that DIRECTV has in terms of the fourth quarter being the monster quarter.

Eddie Hartenstein:  I don't think that the seasonality is such a factor here.
     We'll see over time. Bear in mind, this is their first year of operation as well. And, just for a broadband service, I don't think that has the same sort of seasonality as a television based product. But, you know, we'll see as we go forward, George.

George Shapiro: So you would attribute the big add this quarter just to the fact that they are in the ramp up mode as opposed to seasonality?

Eddie Hartenstein: Well, bear in mind, one of the things that we want to bring to bear here is our retail distribution as well. In the early call this morning to our retail distribution partners, they are very excited about this. So to the extent that retail is seasonal, and a significant part of our distribution is through them, we may get some of that affect also.

George Shapiro: OK. And then last, Eddie, you said you would reach EBITDA break even in '03. What was the expectation for subscribers at that point? I think you gave three to four million in five years and 150 for next year. But what was the expectation for the break even?

Eddie Hartenstein: Yeah, there's always a relationship between, you know, the EBITDA and how fast you build subscribers. But, Bob, maybe you want to ...

Bob Meyers: Yeah. George, we're not giving specific (items), other than right now the 2001 number that we gave you earlier and also kind of a five-year look. For now, we're just going to keep it at that level.

George Shapiro:  But then why, John, give the '03 as break even?

John Rubin: Well, we wanted to give you a sense of how this business can scale up and let you see how the -- how we expect the growth margins to get up into that 40 percent plus type range. And how that flows through the EBITDA levels if you can just kind of gauge the business and where we see it going. But, obviously, if the subscriber growth is much faster than we have modeled out in our plan, then you know how the game works.

George Shapiro:  Right.  OK.  Thanks a lot and good luck.

Male:  Thanks, George.

Operator:  And now we'll move on to Kunel Madhukar with Morgan Stanley.

Kunel Madhukar: Hi. A question on DirecPC ((inaudible)). We still haven't seen the news release out, so we don't know -- but going in deeper, what is the kind of economic that we're likely to see on this new product?

Male: You'll see -- you'll see a release a little bit later today, you know, outlining some of the specifics to that, and I think we would, you know, through John's (wire) department be happy to have them or some of the HNS folk to answer the details on that.

Kunel Madhukar: So, are we going to have another conference call later on today?

Male: No, we're not, but we will be sharing with you, Kunel, some of the specifics on the DirecPC economics as well.

Kunel Madhukar:  OK.  Great.  Thanks.

Operator:  And our next question comes from Adam Simon of Goldman Sachs.

Adam Simon: Thanks a lot, guys. A question you touched upon, Eddie, on the retail channels. How long before we could go buy Velocity, Gateway at a Radio Shack, or at Circuit City, or a Best Buy?

Eddie Hartenstein: Again, we're not looking to close this deal until, you know, late first quarter, early second quarter, and I think those are some details that we're going to be working out here as early as in the next couple of weeks at the -- when we have our big meetings with our retail partners at the CES show, the consumer electronic show first week of January.

     Gauged by their initial excitement this morning, I would expect, you know, to be able to affect those kinds of relationships as quickly as we can.

Adam Simon: All right. Fair enough, and I think Patti said earlier that -- it's also in the press release, about 40 percent of the country's population. Have you done a (crash) check on, like, right now, how many of your subscribers, I mean, just taking ((inaudible)) in a relationship, I guess it would be, you know, 40 percent, the nine or 10 million that could have access to this, and where do you see that 40 percent going to over the next several years?

Eddie Hartenstein: Well, as to the point where we are right now, the penetration or the availability through our subscribers matches up pretty well. We haven't done the detailed run, and that's something that we do, you know, for the direct marketing purposes very quickly but I don't expect to see a huge change there.

     Going forward, Larry, let me ask you to talk about what, you know, what the analysts in general are saying.

Larry Chapman: Well, I think you'll see a little artificially lower DSO access, by virtue that we have a, on a legacy basis, a slightly more rural (hue) that is constantly being diminished over time, because most of our growth is coming out of urban environments.

     So, whatever the ratio is, and we're doing those kinds of cross-correlations now, you'll see it increase over time as our subscriber base becomes more and more urban.

Adam Simon: Yeah. And more specifically, the four -- you know the Telocity reached the 40 percent of homes, you know, forgetting about, you know, where your DIRECTV sub base is, can you assume that goes to 50, 60, 70 percent over the next couple of years ...

Male:  Yes.

Adam Simon:  As they form more deals with RBOC's or ...

Male: Yeah. As the network is build out and the technology becomes more sophisticated, in terms of within a market, it's already in reaching more and more customers, we could see it reaching, you know, 70 percent plus range.

Adam Simon:  All right.  Thanks a lot.

Operator: And we'll take another question from Goldman Sachs. Mark Gordon, please go ahead.

Mark Gordon: Hi. Have there been any plans or discussions about offering telephony and, also, do you anticipate that this acquisition will act as a catalyst for the RBOC's to start to roll out more DSL and more bundled satellite DSL?

Male: The possibility of voice -- IP voice is there. I'll readily admit that's a world we're not overly familiar with and intend to explore aggressively with the Telocity folks who definitely have been thinking about it a lot, so more to come on that.

     In terms of the RBOC's, as I said before, we think that there are some very interesting possibilities of working with them to exploit these capabilities. So as to how much it serves as a catalyst for increased levels of bundling, we'll know within the next few months here.

Mark Gordon: And, right now, the consumer electronics stores, are they are offering DSL modems, or will this be a new product they'll be offering with you guys?

Male: You know, various retailers offer DSL modems. They have alliances with various people. As Eddie alluded to, the reaction of this was very favorable in that DIRECTV has been very good to them in the sense of as a product category. They recognize that digital cable is a more worthy competitor to DIRECTV and see the addition of a broadband compliment, a wire line ((inaudible)) as a very strong counter to any competitive ((inaudible)) digital cable. So they'll welcome the product. Many of them are sophisticated in selling this, and we intend to, you know, exploit that pretty quickly.

Eddie Hartenstein: With our national relationships with our national distributors and even the key regionals, the fact that we've got a pair of solutions here -- they -- what bothered them before is you had to get out a little map and see where what is available. What we have with them is that they can advertise on a national basis that there's a broadband solution for any customer living anywhere that comes in. This is a quick one that fills in for broadband, be it wireline, DSL, Telocity, or DirecPC with the two way product that we're announcing today.

Mark Gordon: So, do you anticipate prominent displays in most of the consumer electronics good retailers stores?

Male:  Absolutely.

Mark Gordon:  OK.  Thanks a lot.

Operator:  Now we'll move on to David Gibson with MacQuarie Bank.

David Gibson:  Yes, just two questions.  First one is are you looking to extend
     Telocity's offering to the business market and the second is, is there any protection of constraints given we've got a Telocity proprietary box?

Male:  From the production constraint, there's no problem there.  The existing
     Gateway boxes are being produced by contract manufacturers. We have both that capability, and we have got a world class set of relationships with set top box manufacturers for DIRECTV, you know, including Hughes network systems are, you know, within the Hughes family, RCA, Sony and others.

     So we don't see any constraint there. These, while very sophisticated boxes, I think have a prospect of coming down significantly in their manufacturing cost with just a modest increase of volume.

David Gibson:  OK.  And the business offering for Telocity at all?

Mike Smith: As with DIRECTV, we have commercial offerings, which are not a large part of our revenue stream, but growing in importance. We'll explore opportunities to bring broadband offerings into businesses. It's a more complex world. It has a lot more competition, quite frankly, in the DSL arena than ((inaudible)), so it's not something that we're counting on, but we'll be looking at.

Male: Actually, Mike, just speaking from an enterprise basis, the satellite connectivity does a much better job, because it can get everywhere, where you can't necessarily guarantee on DSL line everywhere. ((inaudible)) interconnect your business ((inaudible)), the satellite solution probably offers the best and cheapest solution.

David Gibson:  OK.  Great.  Thank you.

Operator:  We'll move on now to Robert Berzins with Lehman Brothers.  Mr.
     Berzins, you're line is open.  Please go ahead.

Robert Berzins:  My questions have been answered.  Thanks.

Operator: Thank you. We'll take a follow up question now from Armond Musey with Bank of America.

Armond Musey: Hi, real quick housekeeping question here. How many DirecPC boxes two way version do you really have available now, and can you talk a little bit about the boxes availability progression during the rest of 2001?

Eddie Hartenstein: Yeah, the announcement's -- I mean that's coming out today announces that we're making our first shipment today (to make) available at retail, (initially) will ramp up over the next six to 12 months, and we'll effectively get that ramp up in line with the demand part, so, in about three months, we'll have what we think is a good availability at retail ((inaudible)), obviously, for our home services network.

Armond Musey: OK. Could you -- are you prepared to put (actual) numbers on that? I mean, how many boxes do you expect maybe at the end of Q1, the end of Q2?

Eddie Hartenstein:  No, we're not going to get into that.

Armond Musey:  OK.  Thank you very much.

Operator: And we'll take another follow up question from Mark Gordon with Goldman Sachs.

Mark Gordon: Hi. I was just wondering. If you pass 40 percent of the homes, or if 40 percent of the homes are DSL capable, will the consumer electronics good stores know when they make a sale whether or not this consumer has a home that's capable of receiving DSL?

Male: Yeah. That's absolutely possible. We're going to put into the retailers hand the same software that can continuously be upgraded as the -- as the availability of service is there to be able to, you know, quickly qualify that customer so he, you know, know which SKU to scan in for them when they want their broadband.

Male: Yeah. One of the things that appealed us to with Telocity was that that process in terms of being able to quickly and accurately identify the DSL potential, with something that was very unique to Telocity. Their systems are, from our perspective, much better than anything offered out on the market.

John Rubin:  OK.  Operator, I think we may have time for one more question or
     ...

Operator:  Thank you.  Our final question comes from Michael French with ING
     Barings.

Michael French: I was just curious how you came to evaluation on the companies here. Were you looking at it on a per sub basis or, you know, how did you determine what to pay?

Eddie Hartenstein: Mike, let me take a stab at that, is the variety of ways to look at this business -- key of which is, you know, clearly where they have their strength. Number one, their Gateway product, we took a very hard look at that, had some outside consultants verify its robustness, its viability and, frankly, we -- this is a huge leap in time and money -- we didn't have to spend to get this to market. It's a product that works.

     Clearly, they have an existing customer base with a growth ramp and capability that we saw as a huge head start. There's a management team in place. There's a potential to create the kind of value that Mike Smith indicated early on -- in the $2 to 3 billion value creation range here. Obviously, taking a look at where this property was trading at today lead us to, with our advisors, and Telocity certainly had theirs, come to where we think this was a reasonable and fair proposition for both sides to get us to the price. Yeah. That's where we came in at.

Michael French: OK. Thanks. Fair enough. The last thing, I noticed you guys had a room set aside at CES for a press conference. Is this going to be to discuss DirecPC, or is it interactive products that are coming out now?

Male: With the CES you have to, along with making floor space reservations the week after or the second week of January for the (ensuing) CES, you have to do the same thing to just reserve space there. We have traditionally used that as an opportunity just for the CE press, which is a different press, to recap the year's events. It's basically for the dealer trade magazines, and just tell them what's going on, a year in review, and we have always held space there just to make sure that we have it. Nothing planned right now.

Michael French: OK. Well, best of luck with the new -- with the new offering and have a good show.

Male:  Thanks, Mike.

Operator: And that concludes our question-and-answer session. Mr. Rubin, I'll turn the conference back to you for any additional or closing remarks.

John Rubin: I'd like to just thank you all for joining us today. If you have any further questions, please don't hesitate to call our investor relations department. Thank you.

Operator:  And that does conclude today's conference call.  Thank you for using
     Premiere Conferencing.

                                      END